September 8, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comment that we discussed on September 4, 2020, relating to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement filed on June 10, 2020, for the principal purpose of adding six new series, Avantis® Core Fixed Income ETF,  Avantis® Core Municipal Fixed Income ETF, Avantis® Short-Term Fixed Income ETF,  Avantis® Core Fixed Income Fund,  Avantis® Core Municipal Fixed Income Fund, and Avantis® Short-Term Fixed Income Fund (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate your comment prior to our response.

Comment: The Staff requests more information about any possible conflicts between ETFs and mutual funds that operate with similar strategies. Please provide a description regarding any policies that address conflicts, specifically those relating to expense allocation, advertising spending, trade allocation, and 12b-1 fees.

Response: All of the Funds utilize a unified management fee. As stated in each Fund’s prospectus, “The advisor pays all expenses of managing and operating the fund, other than the management fee payable to the advisor, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest (including without limitation borrowing costs and overdraft charges), taxes (including without limitation income, excise, transfer, and withholding taxes), litigation expenses (including without limitation litigation counsel fees and expenses), extraordinary expenses, and expenses incurred in connection with the provision of shareholder and distribution services under a plan adopted pursuant to Rule 12b-1 under the 1940 Act, [if applicable].” Expenses excluded from the unified management fee are allocated to each Fund pro rata based on assets. Additionally, because the advisor bears the costs of advertising, there is no potential conflict between the mutual funds and the ETFs with respect to advertising spending.

There is generally not an opportunity for conflicts between the mutual funds and the ETFs with respect to trade allocation because the ETFs typically acquire portfolio securities on an in-kind basis through the creation process. In circumstances where the advisor seeks to buy portfolio securities for both the mutual funds and the ETFs, trades are allocated on a fair and equitable basis in compliance with the advisor’s policies. Generally, the advisor processes and executes orders for client accounts in the order received by our trading desk, or when applicable, in accordance with a specific trading strategy provided by an account’s portfolio manager regarding the execution of a particular order. However, in many cases, aggregating trade orders for the same security may prove advantageous to clients. The advisor’s trade aggregation policy is designed to minimize the risk that a client could be systematically advantaged or disadvantaged in connection with the aggregation of orders and promote the fair and equitable treatment of all clients in the aggregation and allocation of portfolio transactions. This policy requires, among other things, that: (a) transaction costs (which includes brokerage commissions) of aggregated transactions are shared on a pro rata basis by all participants (which could include proprietary accounts); (b) all participating accounts participate in the aggregated order at the average share price for all of our transactions in that security; (c) prior to execution of an aggregated order, a trade order is recorded specifying the participating clients and determines the method of allocation among the participating accounts; (d) completed orders are allocated as specified in the trade order and partially filled orders are allocated on a pro rata basis, based on the trade order; and (e) if an order must be allocated in a manner different from the recorded trade order, all participating accounts must receive fair and equitable treatment and the written rationale for the departure must be provided to our compliance department.

Generally, portfolio teams report to the CIO of their respective investment discipline. The discipline CIOs are responsible for oversight within their discipline, including monitoring the investments policy, tracking and non-tracking portfolios, ETF’s and Mutual Funds. The firm CIO in conjunction with the Investment Oversight Committee (IOC) provides complex-wide oversight for the management of client portfolios. Members of the IOC include the Advisor’s CIO, discipline CIOs, the firm’s president, chief compliance officer, and other senior executives.

For the ETFs, the Board of Trustees has adopted a 12b-1 plan that would allow them to make payments to the distributor for distribution and individual shareholder services, but only with Board approval. However, the Board of Trustees to date has not authorized any such payments under the plan. The Board of Trustees has not adopted a 12b-1 plan for the mutual funds. Thus, there are no 12b-1 fees being collected at this time with respect to the Funds and no potential for a conflict of interest between the ETFs and mutual funds.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
     Ashley Bergus
     Assistant Secretary